

June 22, 2023

Gerard Griffin
Chief Financial Officer
Sportradar Group AG
Feldistrasse 2
CH-9000 St. Gallen, Switzerland

Re: Sportradar Group AG
   Form 20-F for the Year Ended December 31, 2022
   Filed on March 15, 2023
   Form 6-K Submitted on May 10, 2023

Dear Gerard Griffin:

We have reviewed your May 30, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Non-IFRS Financial Measures and Operating Metrics, page 79

1.   We note your response to prior comment 2 and that the adjustment "foreign currency gains on cash equivalents" represents the exchange rate movement on certain cash equivalents, specifically, your investments in U.S. Dollar money market funds. While the effect of exchange rate fluctuation on cash held in foreign currencies affects the cash balance during a period, it does not represent cash receipts or payments. The impact of exchange rate fluctuation does not give rise to cash flows, therefore, such adjustment does not appear to be appropriate in determining a non-GAAP measure of cash flows. Please refer to paragraph 28 of IAS 7 and revise accordingly.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Barr